Exhibit (a)(1)(M)

Apple Computer, Inc.

Stock Option Exchange Program

<<Preferred Name>> <<Last Name>>

Dear <<Preferred Name>>,

You do not have outstanding stock options granted under our 1997 Employee Stock Option Plan with exercise prices at or above $25.00 per share; therefore, you are not eligible to participate in Apple’s Stock Option Exchange Program. If you wish to review the Exchange Program documents, to ensure your understanding of this program and the Offer to Exchange, they are located on the HRWeb http://hrweb.apple.com/areas/hrweb/employee/sep/index.html.

If you feel you have received this message in error and have options eligible to exchange, please email Stock Plan Administration at stock@apple.com.